UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER
333-110117
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(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ardent Health Services LLC

Full Name of Registrant

Former Name if Applicable

One Burton Hills Blvd., Suite 250

Address of Principal Executive Office (Street and Number)

Nashville, TN 37215

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        As previously reported, on September 30, 2004, Ardent Health Services LLC (“Ardent”) announced that the Audit and Compliance Committee of its Board of Managers had initiated an independent review of certain accounting practices at Lovelace Sandia Health System, Inc., a subsidiary of Ardent which is headquartered in Albuquerque, New Mexico. As a result of the independent review, Ardent did not file its Quarterly Report on Form 10-Q for the third quarter of 2004 in order to provide additional time for Ardent’s Audit and Compliance Committee to complete the independent review. On November 30, 2004, Ardent announced that its Audit and Compliance Committee had concluded that Ardent will restate its financial statements for the 2003 fiscal year and for the first and second quarters of 2004 based on the initial results of the independent review. Due to the restatement, Ardent has determined that it will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 by the required filing date of March 31, 2005 because Ardent will need additional time to complete the 2004 and restated 2003 consolidated financial statements, and Ernst & Young LLP and KPMG LLP, Ardent’s independent auditors for fiscal years 2004 and 2003, respectively, will need additional time to complete their audits of these financial statements.

        As of December 31, 2004, following the successful completion of a consent solicitation of the holders of the 10% Senior Subordinated Notes due 2013 (the “Notes”) issued by Ardent Health Services, Inc., a subsidiary of Ardent (the “Issuer”), Ardent, the Issuer and certain other subsidiaries of Ardent entered into a supplemental indenture to the indenture governing the Notes. As currently amended, under the indenture, Ardent and the Issuer are not required to comply with the financial reporting covenant (including the filing of any SEC periodic reports) for any period ending prior to May 2, 2005 until May 2, 2005.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. Dirk Allison	(615) 296-3000

(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

     Ardent is required to file an amendment to its Form 8-K dated August 12, 2004 to provide certain required historical and pro forma financial information relating to its acquisition of substantially all of the operating assets of Hillcrest HealthCare System. As a result of the independent review discussed in Part III above, Ardent was unable to file the amendment within the time period specified by Form 8-K. In addition, Ardent has not filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

     As of January 1, 2005, which date is the beginning of Ardent’s fiscal year, the Notes were held of record by less than three hundred persons. Therefore, Ardent believes that the duty to file under Section 15(d) of the Securities Exchange Act of 1934 has been automatically suspended as of such date. Other than the Notes, no other securities of Ardent or its subsidiaries have been registered under the Securities Act of 1933 or the Securities Exchange Act of 1934.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the independent review discussed in Part III above, certain items reflected on the previously-filed earnings statements for the year ended December 31, 2003 will be restated. At this time, Ardent’s management estimates that the total adjustments to pre-tax earnings to Ardent’s consolidated financial statements for 2003 and 2004 as a result of the independent review will be approximately $16 million, of which approximately $3.5 million is expected to be applied to the preliminary unaudited condensed consolidated financial statements for the year ended December 31, 2004. The periods in which the adjustments will be applied is the subject of ongoing review and, therefore, changes to the preliminary estimates of Ardent’s respective earnings statements for those periods may result. In addition, Ardent’s results of operations as reflected in its earnings statements for the year ended December 31, 2004 are expected to be significantly different from the year ended December 31, 2003 as a result of, among other things, the previously announced $24.9 million impairment of long-lived assets in the fourth quarter of 2004, the previously announced acquisition of Hillcrest

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HealthCare System on August 12, 2004 and other acquisitions and divestitures that occurred since December 31, 2003. Restated net loss for the year ended December 31, 2003 is expected to be a net loss of $3.7 million, compared to previously reported net income of $4.3 million. For the year ended December 31, 2004, Ardent expects to report a net loss of $89.4 million, compared to a net loss of $3.7 million (restated) for the year ended December 31, 2003.

     Following is a preliminary and estimated unaudited condensed consolidated statement of operations for the year ended December 31, 2004 of Ardent, which was distributed to holders of the Notes on February 15, 2005 as a result of Ardent’s commitment to provide such estimated financial information as of such date. The following financial information is the subject of ongoing review and adjustment by Ardent, the Audit and Compliance Committee of Ardent’s Board of Managers and Ardent’s independent auditors and may be materially changed as a result of such review.

ARDENT HEALTH SERVICES LLC AND SUBSIDIARIES
PRELIMINARY CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004
(Dollars in thousands)

(Unaudited)
Revenues:
Net patient service revenue	$841,448
Premium revenue	679,354
Other revenue	80,636

Total net revenues	1,601,438
Expenses:
Salaries and benefits	653,115
Professional fees	163,813
Claims and capitation	302,884
Independent review related to costs	4,099
Supplies	189,610
Provision for doubtful accounts	87,880
Interest expense, net	33,716
Change in fair market value of interest rate swap agreements	1,491
Depreciation and amortization	53,912
Impairment of long-lived assets	24,928
Other	141,348

Total expenses	1,656,796
Loss from continuing operations
Before income taxes	(55,358)
Income tax expense	32,617

Loss from continuing operations, net	(87,975)
Loss from discontinued operations, net	(1,416)

Net loss	(89,391)
Accrued preferred dividents	8,996

Net loss available for common members	$(98,387)

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Ardent Health Services LLC

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005	By:	/s/ R. Dirk Allison
R. Dirk Allison
Executive Vice President and Chief Financial Officer

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